Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2024 AND 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uranium Royalty Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Uranium Royalty Corp. and its subsidiaries (the Company) as of April 30, 2024 and 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada July 24, 2024

We have served as the Company’s auditor since 2020, which includes periods before the Company became subject to SEC reporting requirements.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Uranium Royalty Corp. Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars unless otherwise stated)

		As at April 30, 2024	As at April 30, 2023
	Notes	($)	($)
Assets
Current Assets
Cash	4	21,100	14,306
Restricted cash	4	110	110
Accounts receivable		13,818	—
Short-term investments	5	9,143	38,340
Inventories	6	187,090	85,561
Prepaids and other receivables		490	511
		231,751	138,828

Non-current Assets
Right-of-use asset		181	96
Royalties	7	46,771	46,864
		46,952	46,960

Total Assets		278,703	185,788

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		1,202	549
Other payables		1,519	—
Government loan payable		—	40
Margin loan payable	8	—	9,726
Current portion of lease liability		37	21
		2,758	10,336

Non-current Liability
Non-current portion of lease liability		156	83
		156	83

Total Liabilities		2,914	10,419

Equity
Issued Capital	9	244,397	167,277
Reserves	9	6,316	6,319
Retained earnings/(accumulated deficit)		22,522	(11,855)
Accumulated other comprehensive income		2,554	13,628
		275,789	175,369

Total Liabilities and Equity		278,703	185,788

Commitments (Note 16)

Subsequent events (Note 17)

Approved by the Board of Directors:

/s/ Neil Gregson	/s/ Vina Patel
Neil Gregson Director	Vina Patel Director

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Expressed in thousands of Canadian dollars unless otherwise stated)

		For the years ended April 30,
	Notes	2024 ($)	2023 ($)
Revenue
Sales of uranium inventory	15	42,700	13,854
Royalty revenue		6	—
Cost of sales
Cost of uranium inventory		(27,951)	(11,035)
Gross profit		14,755	2,819

Expenses
Salaries and directors' fees	14	(1,066)	(973)
Office and administration	10	(3,832)	(2,795)
Professional fees and insurance		(1,285)	(1,414)
Transfer agent and regulatory fees		(757)	(492)
Share-based compensation		(738)	(927)
Operating income (loss) for the year		7,077	(3,782)

Other items
Other income		198	146
Interest expense		(9)	(1,636)
Interest income		692	67
Net foreign exchange loss		(201)	(653)
Income (loss) before taxes		7,757	(5,858)
Deferred income tax recovery	13	2,023	15
Net income (loss) for the year		9,780	(5,843)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Gain on revaluation of short-term investments	5	15,253	108
Deferred tax expense on short-term investments	5	(2,023)	(15)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		293	819
Total other comprehensive income for the year		13,523	912

Total comprehensive income (loss) for the year		23,303	(4,931)

Earnings (loss) per share
Basic earnings (loss) per share		0.09	(0.06)
Diluted earnings (loss) per share		0.08	(0.06)
Weighted average number of shares outstanding
Basic	9	108,639,674	97,948,882
Diluted	9	115,331,146	97,948,882

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Changes in Equity (Expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
Common shares issued upon exercise of warrants		190,894	430	(48)	—	—	382
Common shares issued upon exercise of options		37,500	179	(48)	—	—	131
At-the-Market offering:
Common shares issued for cash		4,029,021	14,589	—	—	—	14,589
Agents' fees and issuance costs		—	(365)	—	—	—	(365)
Transfer of other comprehensive income to accumulated deficit upon disposal of short-term investments		—	—	—	6,131	(6,131)	—
Share-based compensation		—	—	927	—	—	927
Net loss for the year		—	—	—	(5,843)	—	(5,843)
Total other comprehensive income		—	—	—	—	912	912
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369
Common shares issued upon exercise of warrants	9	2,950,094	6,641	(741)	—	—	5,900
Public offering:
Common shares issued for cash	9	16,929,600	71,722	—	—	—	71,722
Underwriters' fees and issuance costs	9	—	(4,689)	—	—	—	(4,689)
At-the-Market offering:
Common shares issued for cash	9	870,910	3,534	—	—	—	3,534
Agents' fees and issuance costs	9	—	(88)	—	—	—	(88)
Transfer of other comprehensive income to retained earnings upon disposal of short-term investments	5	—	—	—	24,597	(24,597)	—
Share-based compensation	9	—	—	738	—	—	738
Net income for the year		—	—	—	9,780	—	9,780
Total other comprehensive income		—	—	—	—	13,523	13,523
Balance at April 30, 2024		120,554,333	244,397	6,316	22,522	2,554	275,789

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars unless otherwise stated)

	For the year ended April 30,
	2024	2023
	($)	($)
Operating activities
Net income (loss) before tax for the year	7,757	(5,858)
Adjustments for:
Depreciation	23	24
Interest expense	9	1,636
Interest income	(692)	(67)
Other income	(167)	(146)
Share-based compensation	738	927
Other	(18)	—
Net foreign exchange loss	201	706
Net changes in non-cash working capital items:
Accounts Receivable	(13,818)	—
Inventories	(101,069)	(10,384)
Prepaids and other receivables	21	1,620
Accounts payable and accrued liabilities	653	80
Other payables	1,519	—
Cash used in operating activities	(104,843)	(11,462)

Investing activities
Investment in royalties	(75)	(2,170)
Interest received	693	68
Proceeds from sale of short-term investments	45,386	16,551
Investment in short-term investments	(769)	(2,850)
Restricted cash deposit	—	587
Cash generated from investing activities	45,235	12,186

Financing activities
Proceeds from public offering, net of underwriters' fees and issuance costs	67,033	—
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	3,446	14,224
Proceeds from common shares issued upon exercise of options and warrants	5,900	513
Net repayment of margin loan	(9,559)	(4,168)
Repayment of government loan	(30)	—
Payments of lease liability	(20)	(25)
Interest and fees paid	(167)	(1,348)
Cash generated from financing activities	66,603	9,196

Effect of exchange rate changes on cash	(201)	1

Net increase in cash	6,794	9,921
Cash
Beginning of year	14,306	4,385
End of year	21,100	14,306

The accompanying notes are an integral part of these consolidated financial statements

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company was listed on the TSX Venture Exchange (the "TSX-V"). Effective as of market close on July 5, 2023, the Company was delisted from the TSX-V and effective on July 6, 2023, the Company is listed on the Toronto Stock Exchange (the "TSX" and together with the TSX-V, as applicable, the "Exchange"). The Company's common shares and common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the TSX under the symbols "URC" and "URC.WT", respectively. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation

2.1 Statement of compliance

The Company's consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements were authorized for issue by the Company's board of directors on July 24, 2024.

2.2 Basis of presentation

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements are presented in thousands of Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3. Material Accounting Policies

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities are translated using the period end exchange rates. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive income (loss).

Royalties

All direct costs related to the acquisition of royalties are capitalized on a property-by-property basis. The Company assesses the carrying costs for impairment when indicators of impairment exist. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing royalty interests are recorded at cost in accordance with International Accounting Standard 16, Property, Plant and Equipment and depleted using the units of production method over the life of the property to which the royalty relates, which is estimated using available information of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific interest.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Impairment reviews for exploration stage royalties are carried out on a property-by-property basis, with each royalty representing a single cash-generating unit. An impairment review is undertaken when indicators of impairment arise.

Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of comprehensive income (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount, net of depreciation, that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

Income taxes

Income tax expense represents the sum of tax currently payable and deferred tax. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of each reporting period. Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3. Material Accounting Policies (continued)

Income taxes (continued)

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

●
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●
in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which these deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

●
where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
●
in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period. Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive income (loss).

Deferred income tax assets and deferred income tax liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Cash

Cash comprises of cash on deposit with banks and highly liquid short-term interest-bearing investments with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Restricted cash

Restricted cash includes cash that has been pledged for credit facilities which are not available for immediate disbursement.

Accounts Receivable

Accounts receivable relate to amounts owing from sales under spot pricing contracts for sale of purchased uranium concentrates. These receivables are non-interest bearing and are recognized at face amount. Accounts receivables recorded are net of lifetime expected credit losses.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3. Material Accounting Policies (continued)

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position on the trade date, being the date in which the Company becomes a party to the contractual provisions of the financial instrument. The Company's financial instruments consist of cash, restricted cash, accounts receivable, short-term investments, accounts payable and accrued liabilities.

All financial instruments are initially recorded at fair value and designated as follows:

•
Cash, restricted cash and accounts receivable are classified as financial assets at amortized cost. Accounts payable and accrued liabilities are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are subsequently measured using the effective interest rate method.
•
Investments in ordinary and common shares are held for strategic purposes and not for trading. The Company classified these investments as fair value through other comprehensive income ("FVTOCI"). Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income. Cumulative gains and losses are not subsequently reclassified to profit or loss. Transaction costs on initial recognition of financial instruments classified as FVTOCI are recognized in other comprehensive income as part of a change in fair value at the next remeasurement.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, canceled or otherwise expire. On derecognition, the difference between the carrying amount (measured at the date or derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Revenue Recognition

The Company generates revenue from the sale of uranium inventory from contracts with customers. The Company recognizes revenue when it transfers control of the uranium inventory to the customer, which occurs when title transfer of the uranium inventory is confirmed by the conversion facility. Sales contracts with customers are pursuant to enforeceable contracts that indicate the nature and timing of satisfaction of performance obligations, including specifying the quantity of inventory sold, the price, the payment terms, the date of delivery and the location of the conversion facility to be delivered. Revenue is measured at the fair value of the consideration received or receivable.

Inventories

Inventories are measured at the lower of cost and net realizable value. Under certain royalty agreements, the Company has an option to elect to receive royalty proceeds through delivery of physical uranium. When the quantity of physical uranium that the Company is reasonably expecting to receive under the royalty agreement is determinable, it is recorded as inventory. The amount recognized for inventory includes both the cash payment, if applicable, and the related depletion associated with the related royalty.

Cost of purchased inventory is determined by the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Earnings (loss) per share

Basic earnings (loss) per share includes no potential dilution and is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3. Material Accounting Policies (continued)

Earnings (loss) per share (continued)

of the common shares for the period. The basic and diluted loss per share are the same as the inclusion of the potential common shares would have an anti-dilutive effect.

Share-based payments

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share options. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes, provides services that could be provided by a direct employee, or has authority and responsibility for planning, directing and controlling the activities of the Company, including non-executive directors. The fair value is measured at the grant date and recognized over the period during which the options vest. Consideration received on the exercise of share options is recorded as issued capital and the related share-based compensation reserve is transferred to issued capital.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements in accordance with IFRS requires management to make accounting policy judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its accounting policy judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Management is required to make judgements in the application of the Company's accounting policies. The significant accounting policy judgements relevant to the current period are as follows:

•
The Company's business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is an area of judgement. In evaluating whether a transaction is a business combination management must consider if the acquired assets or entities encompass an integrated set of activities and assets that is capable of being conducted and managed for the purpose of generating income. Additionally, an optional asset concentration test may be applied. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill.

•
The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators, including but not limited to whether further exploration or evaluation expenditure in the area is planned or budgeted, whether commercially viable deposits have been discovered or if sufficient work has been performed to indicate that the carrying amount of the asset will not be fully recovered, whether there are observable indications that the asset's value has declined during the period, significant declines in future commodity prices, significant increases in market interest rates, significant adverse changes in foreign exchange rates and taxes, and operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

Information about significant sources of estimation uncertainty are described below.

•
The Company estimates the attributable reserve and resource relating to the mineral properties underlying the royalties that are held by the Company. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company's percentage entitlement to minerals produced from such mines. The public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the reserve or resource estimates may impact the carrying value of the Company's royalty interests.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

3. Material Accounting Policies (continued)

Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendment to IFRS, which was effective for the accounting period beginning on or after May 1, 2023:

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies – The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the International Accounting Standards Board has also developed guidance and examples to explain and demonstrate the application of the 'fourstep materiality process' described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company's consolidated financial statements.

The following is the amendment to the accounting standard that has been issued but is not mandatory for the current period and has not been early adopted by the Company:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) – The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

4. Cash and Restricted Cash

As at April 30, 2024, the Company held cash of $21,100 (April 30, 2023: $14,306). In addition, the Company held restricted cash of $110 (April 30, 2023: $110). Restricted cash held at April 30, 2024 relates to security for a corporate credit card.

5. Short-term Investments

	As at April 30, 2024	As at April 30, 2023
	($)	($)
Fair value, at the beginning of the year	38,340	51,787
Additions for the year	936	2,996
Disposals for the year	(45,386)	(16,551)
Fair value adjustment due to foreign exchange rate change for the year	(79)	1,742
Fair value adjustment due to share price change for the year	15,332	(1,634)
Fair value, at the end of the year	9,143	38,340

As at April 30, 2024, the fair value of the Company's investment in Queen's Road Capital Investment Ltd. ("QRC") and Yellow Cake plc ("Yellow Cake") are $9,143 (April 30, 2023: $6,249) and $Nil (April 30, 2023: $32,091), respectively.

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide ("U3O8") per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at April 30, 2024. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock Exchange and the TSX, respectively. During the year ended April 30, 2024, the Company disposed of all of its investment in Yellow Cake ordinary shares for net proceeds of $45,386. The Company realized a gain of $28,925 (2023: $7,082) which had already been included in accumulated other comprehensive income. This gain was transferred to retained earnings net of tax of $4,328 (2023: $951).

During the year ended April 30, 2024, the Company recognized a change in fair value of short-term investments in an aggregate of $15,253 (2023: $108) and deferred income tax of $2,023 (2023: $15) in other comprehensive income, respectively.

6. Inventories

As at April 30, 2024, the Company holds 2,511,271 pounds U3O8 (April 30, 2023: 1,548,068 pounds U3O8). The carrying value of $187,090 (April 30, 2023: $85,561) includes the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty in-kind.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	43,880	143	44,023
Additions	2,313	(143)	2,170
Depletion	(147)	—	(147)
Foreign currency translation	818	—	818
Balance, as at April 30, 2023	46,864	—	46,864
Additions	75	—	75
Depletion	(459)	—	(459)
Foreign currency translation	291	—	291
Balance, as at April 30, 2024	46,771	—	46,771

	Cost				Accumulated Depletion			Carrying Amount
	April 30, 2023	Additions	Foreign Currency Translation	April 30, 2024	April 30, 2023	Depletion	April 30, 2024	April 30, 2024
	($)	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,751	—	129	7,880	—	—	—	7,880
Churchrock project	792	—	13	805	—	—	—	805
Cigar Lake project	4,704	—	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	—	282	—	—	—	282
Dewey-Burdock project	1,445	—	24	1,469	—	—	—	1,469
Energy Queen project	68	—	1	69	—	—	—	69
Lance project	1,781	—	30	1,811	—	—	—	1,811
Langer Heinrich project	2,822	—	—	2,822	—	—	—	2,822
McArthur River project	11,543	—	—	11,543	(147)	(459)	(606)	10,937
Michelin project	4,262	—	—	4,262	—	—	—	4,262
Reno Creek project	305	—	5	310	—	—	—	310
Roca Honda project	167	—	3	170	—	—	—	170
Roughrider, Russell Lake and Russell Lake South projects	5,923	75	—	5,998	—	—	—	5,998
San Rafael project	546	—	9	555	—	—	—	555
Slick Rock project	3,076	—	51	3,127	—	—	—	3,127
Whirlwind project	68	—	1	69	—	—	—	69
Workman Creek project	1,476	—	25	1,501	—	—	—	1,501
	47,011	75	291	47,377	(147)	(459)	(606)	46,771

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profit interest ("NPI") royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada. The sliding scale NPI royalty on the Cigar Lake Project and the Dawn Lake project will decrease to 10% after the combined production on the Cigar Lake and Dawn Lake projects reach 200 million pounds U3O8.

The Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $459 (2023: $147) on the McArthur River royalty and an increase in inventory by the same amount during the year ended at April 30, 2024.

Churchrock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Churchrock property and a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roughrider, Russell Lake and Russell Lake South Projects

The Company holds a 1.98% net smelter return royalty on the Roughrider, Russell Lake and Russell Lake South properties in Canada. The royalties on the Roughrider, Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

8. Margin Loan Payable

On May 7, 2021, as amended and restated on January 17, 2023, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the "Facility"). The margin loan was subject to an interest rate of Adjusted Term SOFR Rate plus 5.50% per annum and the unutilized portion of the Facility was subject to a standby fee of 2.50% per annum. The Adjusted Term SOFR Rate meant on any date the Term SOFR Reference Rate published by CME Group Benchmark Administration Limited for the tenor comparable to the applicable interest period, plus credit spread adjustment.

The Facility was secured by a pledge of all the shares of Yellow Cake held by the Company (Note 5). The Facility was fully settled and extinguished on May 3, 2023.

The following outlines the movement of the margin loan:

	US$'000	$
Balance, as at April 30, 2022	10,047	12,908
Draw-down	8,000	10,696
Less: principal payment	(11,121)	(14,864)
Interest expense	1,270	1,628
Interest paid	(1,019)	(1,348)
Unrealized foreign exchange loss	—	706
Balance, as at April 30, 2023	7,177	9,726
Less: principal payment	(7,054)	(9,559)
Interest paid	(123)	(167)
Balance, as at April 30, 2024	—	—

9. Issued Capital

9.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The 2021 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") under the ATM Program. The ATM Shares were issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the "2022 Distribution Agreement"). The 2022 Distribution Agreement was terminated on July 14, 2023.

On August 8, 2023, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 8, 2023 (the "2023 Distribution Agreement").

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.1 Common Shares (continued)

Unless earlier terminated by the Company or the Agents as permitted therein, the 2023 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

During the year ended April 30, 2024, the Company issued 870,910 common shares under the 2023 ATM Program for gross proceeds of $3,534, with aggregate commissions paid or payable to the Agents and other share issue costs of $88.

Public Offering

On October 17, 2023, the Company completed a public offering by way of short form prospectus of 10,205,000 common shares (the "2023 Offered Shares") at a price of US$2.94 per 2023 Offered Share (the "2023 Offering Price") for gross proceeds of $40,948. The Company granted the underwriters an over-allotment option, exercisable at the 2023 Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,530,750 common shares. The underwriters did not exercise the over-allotment option and it expired on November 16, 2023. Uranium Energy Corp. ("UEC"), a shareholder and related party of the Company, purchased 1,930,750 common shares, representing approximately 19% of the number of 2023 Offered Shares, under this public offering.

On February 9, 2024, the Company completed a public offering by way of short form prospectus of 6,724,600 common shares (the "2024 Offered Shares") at a price of US$3.40 per 2024 Offered Share (the "2024 Offering Price") for gross proceeds of $30,774. The Company granted the underwriters an over-allotment option, exercisable at the 2024 Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,008,690 common shares, which option was not exercised. UEC purchased 1,047,614 common shares, representing approximately 16% of the number of 2024 Offered Shares, under the public offering.

Total share issuance costs incurred for both public offerings were $4,689.

9.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company's warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	4,430	1,058	5,488
Common shares issued upon exercise of warrants	(48)	—	(48)
Common shares issued upon exercise of options	—	(48)	(48)
Share-based compensation	—	927	927
Balance, as at April 30, 2023	4,382	1,937	6,319
Common shares issued upon exercise of warrants	(741)	—	(741)
Share-based compensation	—	738	738
Balance, as at April 30, 2024	3,641	2,675	6,316

During the year ended April 30, 2024, 2,950,094 warrants were exercised, 14,443,854 warrants were outstanding as at April 30, 2024.

As at April 30, 2024, there were 14,348,266 Listed Warrants at an exercise price of $2.00 per common share (Note 1), and 95,588 unlisted common share purchase warrants (the "Unlisted Warrants"). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Subsequent to April 30, 2024, 747,200 Listed Warrants were exercised for $1,494 and 95,588 Unlisted Warrants were exercised for $134.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Reserves (continued)

Share Options

The following outlines movements of the Company's share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2023	1,196,000	3.50
Granted	501,300	3.03
Balance at April 30, 2024	1,697,300	3.36

On August 21, 2023 and August 29, 2023, the Company granted 418,800 and 32,500 share options at an exercise price of $2.92 per share and $3.30 per share to certain directors, officers, employees and consultants of the Company, respectively. These options are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

On November 8, 2023, the Company granted 50,000 share options at an exercise price of $3.76 per share to a consultant of the Company. These options are valid for a period of three years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.

The weighted average fair value of the share options granted was $1.69 per share and it was estimated at the date of grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.28%
Expected life (years)	3.90
Expected volatility	71.46%
Expected dividend yield	0.00%
Estimated forfeiture rate	4.55%

As there is insufficient trading history of the Company's common shares prior to the date of grant on August 21, 2023 and August 29, 2023, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.2 Reserves (continued)

A summary of share options outstanding and exercisable at April 30, 2024, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	2.38	40,000	5.46	2.38
4.93	5,000	4.93	2.71	5,000	4.93	2.71
4.20	1,000	4.20	3.36	1,000	4.20	3.36
4.10	50,000	4.10	2.08	50,000	4.10	2.08
3.76	50,000	3.76	2.53	25,000	3.76	2.53
3.49	612,500	3.49	2.08	612,500	3.49	2.08
3.31	100,000	3.31	1.04	100,000	3.31	1.04
3.31	332,500	3.31	3.04	332,500	3.31	3.04
3.30	32,500	3.30	4.33	16,250	3.30	4.33
3.26	25,000	3.26	3.14	25,000	3.26	3.14
3.15	5,000	3.15	3.48	5,000	3.15	3.48
2.92	418,800	2.92	4.31	209,400	2.92	4.31
2.88	25,000	2.88	3.19	25,000	2.88	3.19
	1,697,300	$3.36	2.86	1,446,650	$3.42	2.64

The amount of share-based compensation expense recognized during the year ended April 30, 2024 was $738 (2023: $927).

9.3 Earnings (Loss) Per Share

For the year ended April 30, 2023, the Company's outstanding warrants and share options were not included in the calculation of diluted loss per share as they were anti-dilutive.

	For the year ended April 30,
	2024	2023
	($)	($)
Net income (loss)	9,780	(5,843)

Basic weighted average number of common shares	108,639,674	97,948,882
Basic earnings (loss) per share	0.09	(0.06)

Effect of dilutive securities
Warrants	6,628,962	—
Share options	62,510	—
Diluted weighted average number of common shares	115,331,146	97,948,882
Diluted earnings (loss) per share	0.08	(0.06)

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

9. Issued Capital (continued)

9.4 Long Term Incentive Plan

The Company has adopted the long term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10,775,285 common shares. As at April 30, 2024, 1,926,000 share options were granted and 8,887,985 common shares remain available for issuance under the LTIP.

So long as it may be required by the rules and policies of the Exchange: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the Exchange, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the Exchange: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one non-executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

10. Office and Administration Expenses

The following outlines the amounts included in office and administration expenses:

	For the year ended April 30,
	2024	2023
	($)	($)
Corporate administrative costs	659	509
Investor communications and marketing expenses	2,201	1,691
Uranium storage fees	972	595
	3,832	2,795

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

11. Capital Risk Management

The Company's objectives are to safeguard the Company's ability to continue as a going concern in order to support the Company's normal operating requirements and future acquisitions of royalties and streams, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At April 30, 2024, the Company's capital structure consists of the equity of the Company (Note 9). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

12. Financial Instruments

At April 30, 2024, the Company's financial assets include cash, restricted cash, accounts receivable and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

12.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

12.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at April 30, 2024. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash, restricted cash balance and accounts receivable. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada. For accounts receivable, the Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivable. The expected lifetime credit loss provision for accounts receivable is based on the credit exposure and the financial health of the counterparties and adjusted for relevant forward-looking information, as required. The lifetime expected credit loss allowance for accounts receivable is nominal as at April 30, 2024.

12.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

12. Financial Instruments (continued)

12.3 Liquidity risk (continued)

for its present obligations for at least the next twelve months commencing from April 30, 2024. The Company's working capital (current assets less current liabilities) as at April 30, 2024 was $228,993. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

12.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

12.5 Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $1,600 on net income for the year ended April 30, 2024.

12.6 Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at April 30, 2024, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $914 on other comprehensive income.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

13. Income Tax

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rates to the provision for income taxes as shown in the consolidated statements of loss for the years ended April 30, 2024 and 2023 is as follows:

	For the year ended April 30,
	2024 ($)	2023 ($)
Net income (loss) before tax for the year	7,757	(5,858)
Statutory rates	27.00%	27.00%
Income tax at statutory rates	2,094	(1,582)

Reconciling items:
Non-deductible permanent differences and other	346	159
Change in unrecognized deferred income tax assets	(4,463)	1,408
Tax recovery for the year	(2,023)	(15)

The significant component of the Company's deferred tax assets and liabilities recognized are as follows:

	As at April 30, 2024 ($)	As at April 30, 2023 ($)
Deferred tax liabilities:
Excess of accounting value of short-term investments over tax value	(346)	(2,136)
Excess of accounting value of royalties over tax value	(1,642)	—
Other deferred tax liabilities	(191)	(65)

Deferred tax assets:
Non-capital losses carry-forward	1,089	2,201
Financing costs	1,090	—
Deferred income tax liabilities, net	—	—

The temporary differences for which deferred income tax assets are not recognized are as follows:

	As at April 30, 2024 ($)	As at April 30, 2023 ($)
Non-capital loss carry-forward	17	10,478
Financing costs	1,019	2,136
Other deferred tax assets	244	455
Unrecognized deferred income tax assets	1,280	13,069

The deferred tax assets have not been recognized in the consolidated financial statements, as management does not consider it more likely than not that those assets will be realized in the near future.The Company has non-capital losses which may be carried-forward to reduce taxable income in future years. The non-capital losses of $2,025 and $2,008 in Canada will expire on April 30, 2042 and 2043, respectively.

14. Related Party Transactions

14.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2024 and 2023, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein and elsewhere in these financial statements.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

14. Related Party Transactions (continued)

14.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management, for the years ended April 30, 2024 and 2023, comprised of:

	For the year ended April 30,
	2024	2023
	($)	($)
Management salaries	402	378
Directors' fees	194	200
Share-based compensation	425	540
Total	1,021	1,118

15. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. Except for the royalties on uranium projects located in the United States and Namibia, substantially all of the Company's assets and liabilities are held within Canada.

15.1 Sales of Uranium Inventory

Sales of uranium inventory for the year ended April 30, 2024 and 2023 were all generated in Canada.

15.2 Major Customers

Revenue from sales of uranium inventory from major customers for the year ended April 30, 2024 is summarized as follows:

	For the year ended April 30,
	2024	2023
	($)	($)
Customer A	22,353	—
Customer B	15,318	—
Customer C	5,029	—
Total	42,700	—

The Company had only one customer for the year ended April 30, 2023, which accounted for all of the Company's revenue from the sales of uranium inventory.

16. Commitments

On November 17, 2021, as amended on June 11, 2024, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds U3O8 were delivered in October 2023. The deliveries of the remaining 200,000 pounds U3O8 for a total payment of approximately $13 million are required in July 2024 and April 2025. Payment of $6.5 million was made subsequent to April 30, 2024.

In February 2024, the Company entered into agreements to purchase 250,000 pounds U3O8 at a weighted average price of US$103.20 per pound for a total consideration of approximately $36 million. The deliveries and payments for such uranium are due in May 2024 and September 2024. Payment of approximately $14 million for 100,000 pounds U3O8 was made subsequent to April 30, 2024.

Uranium Royalty Corp. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars unless otherwise stated)

17. Subsequent Events

Other than as disclosed elsewhere in these consolidated financial statements, the following material events occurred subsequent to April 30, 2024:

On May 8, 2024 and July 1, 2024, 100,000 pounds and 100,000 pounds U3O8, respectively, were delivered to the Company's uranium storage account at Blind River in Canada.

On July 3, 2024, pursuant to a royalty agreement dated May 24, 2024, the Company acquired a 0.375% net smelter return royalty on the sale of products from the Salamanca uranium project in Spain for a purchase consideration of $0.4 million (US$0.3 million).